UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 3 )*

                          PS PARTNERS, LTD.
                           (Name of Issuer)

                 Units of Limited Partnership Interest
                     (Title of Class of Securities)

                                 NONE
                            (CUSIP Number)

        David Goldberg, 701 Western Avenue, Glendale, California
                   91201-2397, 818/244-8080, ext. 529
        --------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             June 2, 1998
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       45,982

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       45,982

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             45,982

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             69.7%

   14   Type of Reporting Person*
             CO

        The Statement on Schedule 13D dated February 28, 1995, as previously amended by Amendment No. 1 (which was a Schedule 14D-1 filed by Public Storage, Inc. on July 26, 1996) and Amendment No. 2 (which was Amendment No. 2 to the
Schedule 14D-1 filed by Public Storage, Inc. on September 10, 1996) (as amended, the "Schedule 13D") filed by Public Storage, Inc., formerly known as Storage Equities, Inc., relating to the units of limited partnership interest (the "Units") of PS Partners, Ltd., a California limited partnership (the "Issuer"), is amended by this Amendment No. 3 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 1. Security and Issuer
        -------------------

        Item 1 of the Schedule 13D is supplemented as follows:

        The address of the principal executive office of the Issuer is 701 Western Avenue, Glendale, California 91201-2397.

Item 2. Identity and Background
        -----------------------

        Item 2 of the Schedule 13D is supplemented as follows:

        This Amendment No. 3 to Statement on Schedule 13D is filed by Public Storage, Inc., formerly known as Storage Equities, Inc. ("PSI").

        PSI is a real estate investment trust, organized as a corporation under the laws of California, that has invested primarily in existing mini-warehouse facilities (through direct ownership, as well as general and limited partnership interests). PSI is a co-general partner of the Issuer. The principal executive offices of PSI are located at 701 Western Avenue, Glendale, California 91201-2397.

        The directors and executive officers of PSI, their employers, addresses and current positions are listed below. Unless otherwise indicated, each person's address is the same as the address of PSI listed above. B. Wayne Hughes, Chairman of the Board and Chief Executive Officer of PSI, is a co-general partner of the Issuer.


Name of Director or                          Employer/Address/Nature
Executive Officer of PSI                     of Business                                       Current Position
------------------------                     -----------------------------------               ----------------

B. Wayne Hughes                              PSI                                               Chairman of the Board and Chief
(Executive Officer and Director)                                                               Executive Officer

Harvey Lenkin                                PSI                                               President
(Executive Officer and Director)

B. Wayne Hughes, Jr.                         PSI                                               Vice President
(Officer and Director)

Carl B. Phelps                               PSI                                               Senior Vice President
(Executive Officer)

John Reyes                                   PSI                                               Senior Vice President and Chief
(Executive Officer)                                                                            Financial Officer

Marvin M. Lotz                               PSI                                               Senior Vice President
(Executive Officer)

David Goldberg                               PSI                                               Senior Vice President and General
(Executive Officer)                                                                            Counsel

A. Timothy Scott                             PSI                                               Senior Vice President and Tax
(Executive Officer)                                                                            Counsel

Obren B. Gerich                              PSI                                               Senior Vice President
(Executive Officer)

David P. Singelyn                            PSI                                               Vice President and Treasurer
(Executive Officer)

Sarah Hass                                   PSI                                               Vice President and Secretary
(Executive Officer)

Robert J. Abernethy                          American Standard                                 President
(Director)                                   Development Company;
                                             Self Storage Management Company
                                             5221 West 102nd Street
                                             Los Angeles, CA 90045

                                             Developer and operator of mini-warehouses

Dann V. Angeloff                             The Angeloff Company                              President
(Director)                                   727 West Seventh Street
                                             Suite 331
                                             Los Angeles, CA  90017

                                             Corporate financial advisory firm

William C. Baker                             The Santa Anita Companies, Inc.                   Chairman of the Board and Chief
(Director)                                   285 West Huntington Drive                         Executive Officer
                                             Arcadia, CA 91007

                                             Operator of the Santa Anita Racetrack

Thomas J. Barrack, Jr.                       Colony Capital, Inc.                              Chairman and Chief Executive Officer
(Director)                                   1999 Avenue of the Stars
                                             Los Angeles, CA 90067

                                             Real estate investment

Uri P. Harkham                               The Jonathan Martin                               President
(Director)                                   Fashion Group
                                             1157 South Crocker Street
                                             Los Angeles, CA 90021

                                             Designer, manufacturer and marketer of
                                             women's clothing

                                             Harkham Properties                                Chairman of the Board
                                             1157 South Crocker Street
                                             Los Angeles, CA  90021

                                             Real estate

        To the knowledge of PSI, all of the foregoing persons are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

        During the last five years, neither PSI nor, to the best knowledge of PSI, any executive officer, director or person controlling PSI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation
        ------------------------------------------------

        Item 3 of the Schedule 13D is supplemented as follows:

        Subsequent to the date of Amendment No. 2 to Statement on Schedule 13D, PSI acquired an additional 666 Units for an aggregate purchase price of $363,672 in cash, with funds obtained from PSI's working capital.

Item 4. Purpose of Transaction
        ----------------------

        Item 4 of the Schedule 13D is supplemented as follows:

        PSI and the Issuer have entered into an Agreement and Plan of Reorganization by and among PSI, PS Partners Merger Co., Inc. and the Issuer, dated as of July 14, 1998 (the "Agreement and Plan of Reorganization"). Under the Agreement and Plan of Reorganization, each of the Units held by the public limited partners will be converted into the right to receive a value of $713 in PSI common stock or, at the limited partner's election, in cash. The Agreement and Plan of Reorganization is referenced under Item 7, Exhibit 1 and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        Item 5 of the Schedule 13D is supplemented as follows:

        As of June 2, 1998 and subsequent to that date through July 20, 1998, PSI owned 45,982 Units, which constitute approximately 69.7% of the total number of Units outstanding of 66,000.

        PSI has the sole power to vote and the sole power to dispose of the 45,982 Units owned by it. These 45,982 Units are held of record by SEI Arlington Acquisition Corporation, a wholly-owned subsidiary of PSI.

        During the 60-day period ending June 2, 1998 and subsequent to that date through July 20, 1998, PSI purchased the number of Units in the transactions, on the transaction dates and at the prices per Unit (not including commissions) set forth below opposite its name.

                                           No. of        Type          Price
                          Transaction      Units          of            per
   Reporting Person          Date          Bought      Transaction     Unit
   ----------------       -----------      ------      -----------     -----

   PSI                    6/02/98              40      <F1>            $548.00
   _______________

   <F1>  Purchase directly from a Unitholder.

Item 7. Material to be Filed as Exhibits
        --------------------------------

        Exhibit 1 - Agreement and Plan of Reorganization by and among PSI, PS Partners Merger Co., Inc. and the Issuer dated as of July 14, 1998 (incorporated by reference from Exhibit 2 to the Issuer's Current Report on Form 8-K dated July 14, 1998).

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 1998                    PUBLIC STORAGE, INC.


                                         By:  /S/ SARAH HASS
                                             -------------------------
                                             Sarah Hass
                                             Vice President